Exhibit 99.1

NASDAQ ANNOUNCEMENT

Benitec receives notification from NASDAQ in connection with an independent director’s resignation

Sydney, Australia, 07 October 2016: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) announces that, pursuant to the rules of The NASDAQ Stock Market LLC (“NASDAQ”), the Company notified NASDAQ on 30 September 2016, that as a result of the previously-announced resignation of Mr. Iain Ross (an independent director on the Company’s Board of Directors), the Audit Committee of the Company’s Board of Directors is no longer comprised of at least three independent directors, as defined and required by NASDAQ Listing Rule 5605(c)(2)(A). As a result of Mr. Iain Ross’s resignation, effective on 30 September 2016, the Company only has two independent directors on its Audit Committee, namely J. Kevin Buchi and Megan Boston.

On 4 October 2016, the Company received from the NASDAQ Listing Qualifications Department a letter indicating that, due to the resignation of Mr. Iain Ross from the Company’s Board of Directors and from the Audit Committee of the Board of Directors, the Company was not in compliance with NASDAQ Listing Rule 5605 with respect to the Audit Committee requirement.

Consistent with NASDAQ Listing Rule 5605(c)(4), NASDAQ granted the Company a cure period in order to regain compliance with the NASDAQ Listing Rules. Pursuant to this cure period, the Company has until 29 March 2017 to regain compliance with the Audit Committee requirement. The Company intends to achieve compliance with this requirement prior to the expiration of this cure period.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations

Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com